Exhibit 99.1
STENA ANNOUNCES NOTE OFFERING

Monday, March 8, 2010, Gothenburg.  Stena AB (publ) announced today that it intends to offer €150 million aggregate principal amount of senior notes due 2020 in a private offering pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933.  The offering, which remains subject to market conditions, is expected to be made in the United States solely to qualified institutional buyers and, outside the United States, solely to eligible institutions. The offering is expected to be completed in mid March 2010.

Stena intends to use the net proceeds from the offering to repurchase its outstanding Senior Notes due 2013, either through open-market purchases or a cash tender offer, and for general corporate purposes.

This announcement is for informational purposes only.  It does not constitute an offer to buy the 7.5% Senior Notes due 2013 or an offer to sell the new notes or any other securities.  No offer or sale of the new notes shall be made in any jurisdiction where such an offer or sale would be unlawful.

This press release is not an offer of securities for sale in the United States.  The new notes will not be registered under the U.S. Securities Act of 1933 or any U.S. state securities laws and may not be offered or sold in the United States absent an applicable exemption from such registration requirements.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are high net worth entities and other persons to whom such communication may otherwise lawfully be made falling within Article 49(2)(a) to (d) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as "relevant persons"). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

STABILISATION/FSA